Exhibit (e)(xi)

TRUST AGREEMENT

THIS AGREEMENT made as of the 6th day of July, 2000.

AMONG:	GERMAIN LAMONDE, an individual residing in Cap‑Rouge, Province of Quebec, (hereinafter called “Germain Lamonde”)

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GEXFO INVESTISSEMENTS TECHNOLOGIQUES INC., a company incorporated under the laws of the Province of Quebec, (hereinafter called “GEXFO”)

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G. LAMONDE INVESTISSEMENTS FINANCIERS INC., a company incorporated under the laws of the Province of Quebec, (hereinafter called “Investissements”)

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FIDUCIE GERMAIN LAMONDE, a family trust constituted under the laws of the Province of Quebec, (hereinafter called “Trust Lamonde”)

(Germain Lamonde, GEXFO, Investissements and Trust Lamonde are collectively referred to as the “Shareholders”)

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EXFO ELECTRO-OPTICAL ENGINEERING INC., a corporation incorporated under the laws of Canada, (hereinafter called the “Corporation”)

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CIBC MELLON TRUST COMPANY, a trust company incorporated under the laws of Canada, (hereinafter called the “Trustee”)

WHEREAS the Corporation has an authorized share capital consisting of an unlimited number of subordinate voting shares (the “Subordinate Voting Shares”), an unlimited number of multiple voting shares (the “Multiple Voting Shares”) (the Subordinate Voting Shares and the Multiple Voting Shares are collectively referred to herein as the “Equity Shares”) and an unlimited number of Preferred Shares issuable in series;

WHEREAS the Corporation proposes to issue and sell 7,000,000 Subordinate Voting Shares pursuant to a prospectus dated June 28, 2000, and a supplemented prospectus dated June 29, 2000, (1,050,000 additional Subordinate Voting Shares if the over-allotment (the “Over-Allotment”) granted by the Corporation to Merrill Lynch, Pierce, Fenner & Smith Incorporated, RBC Dominion Securities Inc., Wit Sound View Corporation and CIBC World Markets Inc. is exercised in full (the “Offering”);

WHEREAS on the closing date of this Offering (the “Closing Date”) 38,000,000 Multiple Voting Shares, 7,707,264 Subordinate Voting Shares (8,757,264 Subordinate Voting Shares if the Over-Allotment option is exercised in full) and 800,000 Preferred Shares Series 1 will be issued and outstanding;

WHEREAS the Shareholders and the Corporation have agreed to enter into this Agreement in order to secure the listing of the Subordinate Voting Shares of the Corporation on The Toronto Stock Exchange and derive the benefits of such listings, and for the purpose of ensuring that the holders of the Subordinate Voting Shares will not be deprived of any rights under applicable take- over bid legislation to which they would have been entitled in the event of a take-over bid if the Multiple Voting Shares and the Subordinate Voting Shares were a single class of shares;

WHEREAS the Shareholders and the Corporation wish to constitute the Trustee as a trustee for the holders of the Subordinate Voting Shares ail as contemplated hereby in order that such holders, through the Trustee, will benefit from the covenants of the Shareholders and the Corporation as contained in this Agreement;

WHEREAS, for the purpose of this Agreement, “Lamonde Family” means collectively (i) Germain Lamonde, (ii) his spouse, in fact or in law, (iii) any lineal descendant of Germain Lamonde, born or to be born, (iv) any trust constituted primarily for the benefit of Germain Lamonde, his spouse, in fact or in law, or any of his descendants, born or to be born, and (v) any corporation where 90% of the votes attaching to all outstanding shares and at least 50% of all outstanding shares are controlled by any one or more of such persons or trusts.

NOW THEREFORE, THIS AGREEMENT WITNESSETH that in consideration of the promises and agreements herein contained and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto agree as follows:

1.
Subject to the other provisions of this Agreement, none of the Shareholders, being the holders of all the Multiple Voting Shares (the “MV Shareholders” or, as the case may be, a “MV Shareholder”), shall sell or dispose of, directly or indirectly, any Multiple Voting Shares pursuant to a take-over bid, as defined by applicable securities legislation, under circumstances in which securities legislation would have required the same offer or a follow- up offer to be made to holders of Subordinate Voting Shares if the sale had been of Subordinate Voting Shares rather than Multiple Voting Shares, but otherwise on the same terms. For this purpose, it shall be assumed that the offer that would have resulted in such sale of Subordinate Voting Shares would have constituted a take-over bid under applicable securities legislation, regardless or whether this actually would have been the case.

2.	Section 1 shall not apply to prevent any sale or other disposition by any MV Shareholder of Multiple Voting Shares pursuant to a take-over bid if:

(a)
such sale is made pursuant to an offer to purchase Multiple Voting Shares made to all holders of Multiple Voting Shares, and an identical offer (in terms of price per share, percentage of outstanding shares to be taken up exclusive of shares owned immediately prior to the offer by the offeror, or associates or affiliates of the offeror, and in all other material respects) concurrently is made to purchase Subordinate Voting Shares, which identical offer has no condition attached other than the right not to take up and pay for shares tendered if no shares are purchased pursuant to the offer for Multiple Voting Shares; or

(b)
there is a concurrent unconditional offer, all terms of which are as favourable as the terms of the offer to purchase the Multiple Voting Shares, to purchase all of the Subordinate Voting Shares at a price per share at least as high as the highest price per share offered pursuant to the said sale or other disposition of the Multiple Voting Shares referred to in (a) above.

For the purposes of paragraphs (a) and (b) of this Section 2, the varying of any term of an offer shall be deemed to constitute the making of a new offer.

3.
If the conditions attaching to the shares of the Corporation include a provision that would have the effect of changing the voting rights attaching to shares of the Corporation under certain circumstances, through an automatic conversion of shares of one class into shares of another class or otherwise, and if there is an offer that would have been a take-over bid if not for the existence of such provision, such offer shall be deemed to be a “take-over bid” for the purposes of this Agreement.

4.
Without restricting the generality of the foregoing and in addition to any other provisions herein of similar effect, the MV Shareholders agree that the Multiple Voting Shares shall be automatically converted into Subordinate Voting Shares upon the occurrence of any of the following circumstances, namely: (A) members of the Lamonde Family (as defined in the preamble hereof) do not beneficially own, directly or indirectly, in any manner, a number of Equity Shares representing either (i) more than 50% of the votes attaching to all issued and outstanding Equity Shares or (ii) 60 % of the total number of Multiple Voting Shares held by them on the closing date of this Offering (or 22,800,000 Multiple Voting Shares) or (B) Germain Lamonde no longer occupies the position of either Chairman of the Board or Chief Executive Officer of the Corporation, for any reason, including voluntary or forced retirement, death or incapacity (the “Occurrence”), unless such situation is remedied within 60 days from the Occurrence or, if the situation which gave rise to such Occurrence is the incapacity of Germain Lamonde, within 1 year from the Occurrence. The Trustee is hereby irrevocably instructed to convert the Multiple Voting Shares into Subordinate Voting Shares 60 days after the Occurrence, provided the situation which gave rise to such Occurrence has not been remedied within such 60-day period or, as the case may be, if the situation that gave rise to such Occurrence is the incapacity of Germain Lamonde, 1 year after the occurrence of such incapacity, provided the incapacity of Germain Lamonde has not ceased within such 1-year period.

In addition, if at any time, the Lamonde Family or any of its members sells or otherwise transfer Multiple Voting Shares to a party who is nota member of the Lamonde Family, such transferred shares shall be automatically converted on the date of such sale or transfer into Subordinate Voting Shares and the Trustee shall automatically convert those shares into Subordinate Voting Shares unless a certificate signed by the transferor and transferee confirming that the transferee is a member of the Lamonde Family is provided to the Trustee.

5.
Notwithstanding any other provision contained herein, the prior written consent of the Trustee shall be required in connection with any sale or other disposition of Multiple Voting Shares, whether direct or indirect, by any MV Shareholder. Such consent shall be given no later than the next Business Day of receipt by the Trustee of evidence satisfactory to it, acting reasonably, to the effect that the sale or disposition is not in contravention of this Agreement. For the purposes of the foregoing, the Trustee shall be entitled to consider a legal opinion to be satisfactory evidence although no such opinion is necessarily required. The Trustee also has the right to require from time to time evidence satisfactory to it, acting reasonably, as to the number of Equity Shares beneficially owned directly or indirectly by the Lamonde Family or any MV Shareholder. For the purposes of this Agreement, “Business Days” means a day, other than a Saturday, Sunday or any other day on which the principal banks located in Quebec City are not open for business during normal banking hours. No consent shall be given in respect of any sale or disposition unless the Trustee receives the consent of the person or company requiring the shares to be bound hereby as an MV Shareholder.

6.
Each MV Shareholder shall use its best efforts to prevent any person or company from carrying out any direct or indirect sale or other disposition described in Section 1 in respect of any Multiple Voting Shares owned from time to time by such MV Shareholder, or any person or company controlled, directly or indirectly by such MV Shareholder, regardless of whether such person or company is a party to this Agreement, unless clause 2(a) or 2(b) applies in respect of such sale.

7.
For greater certainty, any direct or indirect sale or other disposition which would result in the direct or indirect acquisition of beneficial ownership of Multiple Voting Shares or Subordinate Voting Shares, or in the direct or indirect acquisition of control or direction over such shares, shall be construed to be a sale or disposition of such Multiple Voting Shares or Subordinate Voting Shares, as the case may be, for the purposes of Section 1.

8.
No MV Shareholder or any corporation which it controls shall directly or indirectly sell or dispose of any Multiple Voting Shares unless the sale or disposition is conditional upon the person, trust or company acquiring such Multiple Voting Shares becoming a party to this Agreement as a MV Shareholder. If the conditions attaching to the shares of the Corporation include a right of conversion of Multiple Voting Shares into Subordinate Voting Shares, neither the exercise of such right nor the subsequent sale of the Subordinate Voting Shares resulting from the conversion shall constitute a disposition of Multiple Voting Shares for the purposes of this Section 8.

9.
Nothing in this Agreement shall prevent an MV Shareholder from granting, from time to time, directly or indirectly, a security interest, by way of pledge, hypothecation or otherwise, whether directly or indirectly, in Multiple Voting Shares to any financial institution with which it deals at arm’s length (within the meaning of the Income Tax Act (Canada)) in connection with a bona fide borrowing provided that concurrent with the pledge, hypothecation or other granting of the security interest, the financial institution agrees in writing to become a party to and abide by the terms of this Agreement as if such financial institution were a MV Shareholder until such time as the pledge, hypothecation or other security interest has been released or the Multiple Voting Shares which were subject thereto have been sold or disposed of in accordance with the terms of this Agreement.

10.
The Shareholders hereby agree to place on deposit with the Trustee, contemporaneously with the issuance of Subordinate Voting Shares to the public pursuant to the final prospectus of the Corporation dated June 28, 2000, and a supplemented prospectus dated June 29, 2000, 38,000,000 Multiple Voting Shares which are represented by the certificates referred to in Schedule “A” hereto and hereby undertake and agree to deliver the share certificates representing such shares (including any replacement securities or certificates if and when such are issued or allotted) to the Trustee for safekeeping and to assure compliance with the terms and conditions hereof. It is understood, however, that the Trustee shall release from deposit such number of Multiple Voting Shares as are covered by any consent granted in accordance with the provisions of Section 5 save and except for transfers among members of the Lamonde Family.

11.
If any person or company, other than a MV Shareholder, carries out a sale (including an indirect sale) described in Section 1 in respect of any Multiple Voting Shares owned from time to time by a MV Shareholder, and if neither Clause 2(a) nor 2(b) applies in respect of such sale, the MV Shareholder shall not at the time such sale becomes effective or thereafter do any of the following with respect to any of the Multiple Voting Shares so sold: (a) dispose of them without the prior written consent of the Trustee; (b) convert them into Subordinate Voting Shares without the prior written consent of the Trustee; or (c) exercise any voting rights attaching to them except in accordance with the written instructions of the Trustee, and the MV Shareholder shall comply with such instructions.  The Trustee may attach conditions to any consent the Trustee gives in exercising its rights hereunder. The Trustee shall exercise such rights in a manner that the Trustee considers to be: (i) in the best interests of the holders of the Subordinate Voting Shares,  other than the MV Shareholder and holders who, in the opinion of the Trustee, participated directly or indirectly in the transaction that triggered the operation of this Section 11; and (ii) consistent with the intentions of the MV Shareholder and the Corporation in entering into this Agreement as such intentions are set out in the preamble to this Agreement.

12.
The Lamonde Family or any of its members shall send to the Trustee within 30 days of the end of each financial year a certificate signed by each member of the Lamonde Family confirming that (A) members of the Lamonde Family do beneficially own, directly or indirectly, in any manner, a number of Equity Shares representing either (i) more than 50% of the votes attaching to all issued and outstanding Equity Shares or (ii) 60 % of the total number of Multiple Voting Shares held by them on the closing date of the Offering (or 22,800,000 Multiple Voting Shares) and (B) Germain Lamonde still occupies the position of either Chairman of the Board or Chief Executive Officer of the Corporation. In addition, if and whenever the Trustee has reasonable cause to believe that any MV Shareholders or the Corporation may have breached, or may intend to breach, any provision of this Agreement, the Trustee shall make reasonable enquiry to determine whether such a breach has occurred or is intended, and if the Trustee thereupon determines that such is the case the Trustee shall forthwith deliver to the Corporation a notice stating that the Trustee has made such determination. The Trustee shall thereupon be entitled to take and, subject to Section 14, shall take such action as the Trustee considers necessary to enforce its rights under this Agreement on behalf of the holders of the Subordinate Voting Shares. Any action which the Trustee is entitled to take in such circumstances includes, without limitation, a refusal to consent to any sale or disposition of Multiple Voting Shares.

13.
Subject to Section 14, if and whenever holders of not less than 10% (excluding any members of the Lamonde Family or any holders of Multiple Voting Shares) of the then outstanding Subordinate Voting Shares determine that any one of the MV Shareholders or the Corporation has breached, or intends to breach, any provision of this Agreement, such holders may require the Trustee to take action in connection with such failure by delivering to the Trustee a requisition in writing signed in one or more counterparts by such holders and setting forth the nature of the breach and requesting the Trustee to take action as provided for in this Agreement, and upon receipt by the Trustee of such a requisition the Trustee shall forthwith take such action or any other action that the Trustee considers necessary to enforce its rights under this Agreement on behalf of the holders of the Subordinate Voting Shares.

14.
The obligation of the Trustee to take any action on behalf of the holders of the Subordinate Voting Shares shall be conditional upon the Trustee receiving from the Corporation or from one or more holders of Subordinate Voting Shares such indemnification as the Trustee may reasonably require in respect of any costs or expenses which it may incur in connection with any such action. The Corporation shall provide such indemnification to the Trustee if the Trustee has delivered to the Corporation the notice referred to in Section 12.

15.
No holder of Subordinate Voting Shares (excluding any members of the Lamonde Family or any holders of Multiple Voting Shares) shall have the right, other than through the Trustee, to institute any action or proceeding or to exercise any other remedy for the purpose of enforcing any rights arising from this Agreement unless holders of Subordinate Voting Shares shall have requested in the manner specified in Section 13 that the Trustee act and shall have provided reasonable indemnity to the Trustee and the Trustee shall have failed to so act within 30 days after the provision of such indemnity. In such case, any holder of Subordinate Voting Shares shall be entitled to take proceedings in any court of competent jurisdiction such as the Trustee might have taken. In such circumstances, the Corporation shall reimburse the reasonable costs of any action that may be taken in good faith by the holders of Subordinate Voting Shares in accordance with the provisions hereof.

16.	The Corporation shall do all things necessary to facilitate the due performance of this Agreement including the fulfillment by the Shareholders of their obligations hereunder.

17.
The Trustee may resign and be discharged from all further duties and liabilities hereunder, subject to Section 19, after giving 30 days’ written notice to the Corporation and the Shareholders or such shorter notice as the Corporation and the Shareholders may accept as sufficient.

19.3
The Trustee shall have no responsibility, if it is acting in good faith, for the genuineness or validity or any securities, documents or other things deposited with it. In the exercise of its rights, duties and obligations hereunder, the Trustee may, if it is acting in good faith, rely as to the truth of the statements and the accuracy of the opinions expressed in any certificates or other documents provided to it.

20
The Corporation shall pay the reasonable fees and expenses of the Trustee in connection with the performance of the Trustee’s obligations hereunder, including the reasonable fees and disbursements of counsel or other experts employed by the Trustee, but this Section 20 shall not require the Corporation to pay any fees or expenses in connection with any action taken by the Trustee pursuant to Section 12 if the Trustee has not delivered to the Corporation the notice referred to in Section 12 in respect of such action.

21
The Trustee hereby accepts the appointment as depositary and trustee for the holders from time to time of the Subordinate Voting Shares upon the terms and conditions herein set forth. Subject to the limitations contained herein, the Trustee shall act as a depositary and, in its capacity of trustee, shall be charged with simple administration in accordance with the provisions of the Civil Code of Quebec, it being understood that the Trustee shall not have, except as provided herein, any rights as a shareholder with respect to the Multiple Voting Shares such as, the right to vote and to receive dividend on such shares.

22
This Agreement shall not be amended, and no provision thereof shall be waived, except with (i) the consent of any Canadian stock exchange upon which the Subordinate Voting Shares are quoted and/or listed and any other applicable securities regulatory authorities and (ii) the approval of at least two-thirds of the votes cast by holders of Subordinate Voting Shares present or represented at a meeting duly called for the purpose of considering such amendment or waiver, and of at least one simple majority of the votes cast by holders of Subordinate Voting Shares, excluding any of the MV Shareholders and their respective affiliates and any persons who have an agreement to purchase Multiple Voting Shares on terms which would constitute a sale or disposition subject to Section 1, other than as permitted herein.

23
The provisions of this Agreement shall only come into effect contemporaneously with the issuance of Subordinate Voting Shares to the public pursuant to the final prospectus of the Corporation dated June 28, 2000 and a supplemented prospectus dated June 29, 2000.

24	For purposes only of this Agreement and applicable securities legislation, all parties hereto shall be deemed to be residents of the Province of Quebec.

25	No provision of this Agreement shall limit the rights of any holders of Subordinate Voting Shares under applicable law.

26	The Shareholders represent and warrant to the Corporation and the Trustee that the information contained in the preamble hereto is true in all material respects.

27
Any notice or other communication made pursuant to or in connection with this Agreement shall be sufficiently given if it is in writing and, if mailed by prepaid first-class mail at any time other than during a general discontinuance of postal service due to strike, lock-out or otherwise, shall be deemed to have been received 5 Business Days after the post-marked date thereof, or if telexed or delivered by another form of recorded communication, shall be deemed to have been received on the next Business Day following dispatch, or if delivered by hand shall be deemed to have been received at the time it is delivered. Notices shall be addressed as follows:

if to a member of the Lamonde Family:	Mr. Germain Lamonde 4310 du Curé-Drolet Street Cap-Rouge, Quebec, G1Y 3H2

if to GEXFO:	GEXFO Investissements Technologiques inc. 465 Godin Avenue Vanier, Quebec, G1M 3G7 Attention: Mr. Germain Lamonde Telecopier: (418) 683-2170

if to Investissements:	G. Lamonde Investissements Financiers inc. 465 Godin Avenue Vanier, Quebec, G1M 3G7 Attention: Mr. Germain Lamonde Telecopier: (418) 683-2170

if to Trust Lamonde:	Fiducie Germain Lamonde 465 Godin Avenue Vanier, Quebec, G1M 3G7 Attention: Mr. Germain Lamonde Telecopier: (418) 683-2170

if to the Corporation:	EXFO Electro-Optical Engineering inc. 465 Godin Avenue Vanier, Quebec, G1M 3G7 Attention: Mr. Germain Lamonde Telecopier: (418) 683-2170

if to the Trustee:	CIBC Mellon Trust Company 2001 University Street 16th Street Montreal, Quebec, H3A 2A6 Attention: Corporate Trust Department Telecopier: (514) 285-3640

or such other address as the party to whom such notice or communication is to be given shall have last designated to the party giving the same in the manner specified in this Section 27.

28
The Shareholders jointly and solidarily release, indemnify and save harmless the Trustee from all costs, charges, claims, demands, damages, losses and expenses resulting from the Trustee’s performance, in good faith and without negligence, of its duties under this Agreement. The Trustee shall not be liable for any error of judgment or for any act done or omitted by it in good faith, or for any mistake of fact or law, or for anything which it may do or omit from doing in connection herewith, except its own negligence and willful misconduct.

The Trustee may seek the advice of legal counsel in the event of any questions or dispute as to the construction of any of the provisions hereof or its duties hereunder, and it shall incur no liability and shall be fully protected in acting in accordance with the opinion and instructions of such legal counsel. The Trustee shall be entitled to pay such legal counsel reasonable remuneration. The Trustee shall not be answerable for the default or misconduct of any agent or legal counsel employed or appointed, at its discretion, by it if such agent or legal counsel shall have been selected with reasonable care.

In the event of any disagreement between any of the parties to this Agreement, resulting in demands or adverse claims being made in connection with or for any Multiple Voting Shares, the Trustee shall be entitled to refuse to comply with any demands or claims on it, and in so refusing the Trustee may make no delivery or other disposition of any Multiple Voting Shares, and in so doing the Trustee shall not be or become liable in any way or to any person or party for its failure or refusal to comply with such conflicting demands or adverse claims until the rights of person or party shall have been finally adjudicated in a court assuming and having jurisdiction with respect to the Multiple Voting Shares or all differences shall have been adjusted by agreement and the Trustee shall have been notified thereof in writing signed by all persons and parties interested.

29
This Agreement shall be governed by and construed in accordance with the laws of the Province of Quebec. The terms “associate” and “affiliate” used herein shall include any person considered to be an affiliate for the purposes of the Canada Business Corporation Act. Reference herein to any applicable securities legislation means securities legislation of the Province of Quebec in effect at the relevant time, which shall be assumed to apply.

30	This Agreement shall ensure to the benefit of and be binding upon the parties hereto and their respective heirs, legal representatives, successors and assigns, as applicable.

31	This Agreement may be executed in two or more counterparts, all of which taken together shall constitute one instrument.

32	Time shall be of the essence of this Agreement.

33
Each party hereby irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Quebec in connection with any disputes which may result from, arise out of, or relate to this Agreement and may be brought in such courts. Each party hereby irrevocably waives (and irrevocably agrees not to raise) any objection which it may now or thereafter have to the laying of the venue of any proceedings in any such courts and any claim that any such proceedings have been brought in an inconvenient forum.  Judgment in  any such proceedings in such court shall be conclusive and binding upon the parties and may be enforced in courts of any other jurisdiction.

34
The parties hereto have required that this Agreement and all documents and notices related thereto and/or resulting therefrom be drawn up in the English language. Les parties aux présentes ont exigé que la présente convention ainsi que tous les documents et avis qui s’y rattachent et/ou qui en découleront soient rédigés en langue anglaise.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

/s/ Germain Lamonde
GERMAIN LAMONDE

GEXFO INVESTISSEMENTS TECHNOLOGIQUES INC.

Per:	/s/ Germain Lamonde
Germain Lamonde

G. LAMONDE INVESTISSEMENTS FINANCIERS INC.

Per:	/s/ Germain Lamonde
Germain Lamonde

FIDUCIE GERMAIN LAMONDE

Per:	/s/ Germain Lamonde
Germain Lamonde

EXFO ELECTRO-OPTICAL ENGINEERING INC.

Per:	/s/ Pierre Plamondon
Pierre Plamondon

CIBC MELLON TRUST COMPANY

Per:	/s/
Authorized Representative
Per:	/s/
Authorized Representative

SCHEDULE “A”
MULTIPLE VOTING SHARES
OF THE CORPORATION
DEPOSITED WITH THE TRUSTEE

REGISTERED SHAREHOLDER	SHARE CERTIFICATES NUMBERS	NUMBER OF MULTIPLE VOTING SHARES REPRESENTED
GEXFO Investissements Technologiques inc.	MV-1	35,340,000

Fiducie Germain Lamonde	MV-2	1,900,000

G. Lamonde Investissements Financiers inc.	MV-3	760,000

TOTAL:		38,000,000